04001443

UNITED STATES
; and Exchange Commission
ashington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2004
DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-27640

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securties Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATON

NAME OF BROKER-DEALER:

Countrywide Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

4500 Park Granada
(No. and Street)

Calabasas	CA	91302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Hively — (818) 225-3574
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

1000 Wilshire Blvd., Suite 300	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Steven E. Hively, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Securities Corporation, as of 31-Dec, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

signature

Chief Financial Officer
Title

Notary Public

AMY J. WINKLER
Commission # 1348159
Notary Public - California
Los Angeles County
My Comm. Expires Mar 24

This report ** contains (Check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of
Independent Certified Public Accountants

COUNTRYWIDE SECURITIES CORPORATION
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

December 31, 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Countrywide Securities Corporation

In planning and performing our audit of the financial statements of Countrywide Securities Corporation (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Los Angeles, California
February 6, 2004

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Countrywide Securities Corporation

We have audited the accompanying statement of financial condition of Countrywide Securities Corporation, a wholly owned subsidiary of Countrywide Capital Markets, Inc., (as described in Note A) as of December 31, 2003, and the related statements of earnings, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Countrywide Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Los Angeles, California
February 6, 2004

300
) Wilshire Blvd.
.ngeles, CA 90017-2464
13.627.1717
13.624.6793
.ww.grantthornton.com

Thornton LLP
...ber of Grant Thornton International

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

(Dollars in thousands)

ASSETS	
Cash segregated under federal regulations	$ 167,477
Receivables from broker-dealers and clearing organizations	944,259
Receivables from customers	83,967
Trading securities owned, at market value	6,806,368
Trading securities owned, at market value, pledged as collateral	4,118,012
Securities purchased under agreements to resell	21,303,495
Other assets	87,653
Total assets	$ 33,511,231
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payables to broker-dealers and clearing organizations	$ 913,060
Payables to customers	388,074
Trading securities sold, not yet purchased, at market value	1,469,644
Securities sold under agreements to repurchase	29,705,679
Accounts payable and accrued liabilities	194,658
Due to affiliates	117,150
	$ 32,788,265
Liabilities subordinated to claims of general creditors	102,619
Total liabilities	$ 32,890,884
Commitments and contingencies	-
Stockholder's equity	
Capital stock – no par value; authorized, 100,000 shares; issued and outstanding, 30 shares	288
Additional paid-in capital	157,400
Retained earnings	462,659
Total stockholder's equity	$ 620,347
Total liabilities and stockholder's equity	$ 33,511,231

The accompanying notes are an integral part of this statement.

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

STATEMENT OF EARNINGS

Year ended December 31, 2003

(Dollars in thousands)

Revenues	
Gain/(loss) on securities trading and fees	$ (142,843)
Broker fees earned from affiliate	252,428
Interest earned	906,893
	1,016,478
Expenses	
Employee compensation and benefits	178,226
Interest expense	433,762
Transfer and clearing fees	7,016
Rent	1,847
Data processing	4,335
Other operating expenses	15,840
	641,026
Earnings before income taxes	375,452
Provision for income taxes	144,549
NET EARNINGS	$ 230,903

The accompanying notes are an integral part of this statement.

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2003

(Dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2003	$ 288	$ 127,400	$ 231,756	$ 359,444
Capital contributed by Parent	-	30,000	-	30,000
Net earnings	-	-	230,903	230,903
Balances at December 31, 2003	$ 288	$ 157,400	$ 462,659	$ 620,347

The accompanying notes are an integral part of this statement.

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Year ended December 31, 2003

(Dollars in thousands)

Subordinated borrowings at January 1, 2003	$ 101,171
Increases:	
Issuance of subordinated notes	51,780
Decreases:	
Payment of subordinated notes	(50,332)
Subordinated borrowings at December 31, 2003	$ 102,619

The accompanying notes are an integral part of this statement.

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

(Dollars in thousands)

Cash flows from operating activities:	
Net earnings	$ 230,903
Adjustments to reconcile net earnings to net cash used in operating activities:	
Increase in cash segregated under federal regulations	(83,300)
Increase in receivables from broker-dealers and clearing organizations	(124,300)
Increase in receivables from customers	(30,601)
Increase in trading securities owned, at market value	(2,231,660)
Increase in securities purchased under agreements to resell	(7,656,387)
Increase in other assets	(14,083)
Increase in payables to broker-dealers and clearing organizations	754,238
Increase in payables to customers	272,681
Increase in trading securities sold, not yet purchased, at market value	1,023,414
Increase in securities sold under agreements to repurchase	7,674,101
Increase in accounts payable and accrued liabilities	71,647
Increase in due to affiliates	81,899
Net cash used by operating activities	(31,448)
Cash flows from financing activities:	
Payments on subordinated notes	(50,332)
Borrowings on subordinated notes	51,780
Capital contributed by Parent	30,000
Net cash provided by financing activities	31,448
Net change in cash	-
Cash at beginning of year	-
Cash at end of year	$ -
Supplemental disclosure of cash flow information:	
Interest paid	$ 430,935
Taxes paid	$ 144,549

The accompanying notes are an integral part of this statement.

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A – SUMMARY OF SIGNIFICANT ORGANIZATIONAL AND ACCOUNTING POLICIES

Countrywide Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company trades mortgage-backed securities ("MBS") and other fixed income securities with broker-dealers, institutional investors and affiliates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the significant organizational and accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Organization

The Company is a California corporation that is a wholly owned subsidiary of Countrywide Capital Markets, Inc. (the "Parent"), which in turn is a wholly owned subsidiary of Countrywide Financial Corporation, Inc. ("CFC").

Cash

Financing of the Company's assets and operations is provided by cash flow from operations and collateralized financing arrangements, bank loans, or loans from affiliates, on an as needed basis. The unrestricted cash balance is zero.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Trading securities are carried at market value.

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003

NOTE A – SUMMARY OF SIGNIFICANT ORGANIZATIONAL AND ACCOUNTING POLICIES - Continued

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are recorded at their contractual amounts plus accrued interest and are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. These instruments are collateralized principally by mortgage-backed securities and government agency securities and generally have terms ranging from overnight to one year. The Company reports resale agreements and repurchase agreements net by counterparty, when applicable, pursuant to FASB Interpretation 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" (FIN 41). Excluding the impact of FIN 41, reverse repurchase agreements totaled $22,529,297,000.

At December 31, 2003, the market value of the collateral accepted related to securities purchased under agreements to resell was $23,398,114,000 of which $22,637,808,000 was sold or repledged.

Collateral

The Company reports assets it has pledged as collateral in secured borrowing and other arrangements as trading securities owned, at market value when the secured party cannot sell or repledge the assets.

All trading securities pledged as collateral to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as trading securities owned, at market value, pledged as collateral as required by SFAS No. 140.

Trading Gains and Losses

The Company buys, sells and holds securities for trading purposes and to facilitate customer activity. Trading gains and losses arising from these buys and sells, as well as unrealized gains and losses arising from changes in the market value of trading inventory, are recorded net in gain/(loss) on securities trading and fees. Trade fees, finders fees, swap fees, give-up commissions and options and futures commissions are recorded in gain/(loss) on securities trading and fees. All trading gains and losses associated with securities trading are recorded in the statement of earnings on trade date.

Underwriting Income

Underwriting income is included in gain/(loss) on securities trading and fees. Revenue earned on underwritings is recognized on the effective date of the underwriting.

NOTE A – SUMMARY OF SIGNIFICANT ORGANIZATIONAL AND ACCOUNTING POLICIES – Continued

Income Taxes

CFC and its subsidiaries, including the Company, have elected to file consolidated federal and combined state income and franchise tax returns. The policy of CFC is for each member of the consolidated group to recognize tax expense based on that member's financial statement income at the rate of 38.5%. The income tax expense is paid monthly to CFC.

Stock Option Plans

CFC has stock option plans (the "Plans") that provide for the granting of both qualified and non qualified options to employees and directors of the Company. Options are generally granted at the average market price of CFC's common stock on the date of grant and are exercisable beginning one year from the date of grant and expire up to ten years from the date of grant. Options vest over a period of three to four years. The Company accounts for these Plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No compensation expense related to these stock options has been recognized in earnings, as all options granted under the Plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. During the year, CFC declared and paid a 4 for 3 stock dividend.

Stock option transactions for the Company under the Plans, as adjusted for the stock split, were as follows:

	Year Ended December 31, 2003
Number of Shares:	
Outstanding options at beginning of year	804,929
Options granted	251,098
Options exercised	(339,527)
Options expired or cancelled	(15,488)
Outstanding options at end of year	701,012
Weighted Average Exercise Price:	
Outstanding options at beginning of year	$ 28.61
Options granted	47.91
Options exercised	26.03
Options expired or canceled	33.72
Outstanding options at end of year	$ 36.67
Options exercisable at end of year	105,301

NOTE A - SUMMARY OF SIGNIFICANT ORGANIZATIONAL AND ACCOUNTING POLICIES - Continued

Status of the outstanding stock options under the Plans as of December 31, 2003 was as follows:

	Outstanding Options			Exercisable Options	
Exercise Price Range	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 10.00 - $ 20.00	1.7	8,394	$ 18.52	8,394	$ 18.52
20.01 - 30.00	7.2	309,370	28.69	66,147	26.08
30.01 - 40.00	7.5	135,210	35.37	30,760	33.75
40.01 - 50.00	9.3	173,615	44.08	-	-
50.01 - 70.00	9.4	74,423	56.94	-	-
$ 10.00 - $ 70.00	8.0	701,012	$ 36.67	105,301	$ 27.72

The following pro forma illustrates the effect on net income if the Company had applied CFC's fair value recognition provision of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock based compensation.

	Year ended December 31, 2003
	(Dollars in thousands)
Net income as reported	$ 230,903
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,110)
Pro forma net income	$ 228,793

NOTE A – SUMMARY OF SIGNIFICANT ORGANIZATIONAL AND ACCOUNTING POLICIES – Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31, 2003
Expected life:	4.4
Risk-free interest rate:	2.3%
Dividend yield	0.8%
Volatility:	33%

The average fair value of options granted in 2003 was $13.67.

The Black-Scholes option valuation model was developed for use in estimating the fair value of options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective input assumptions. Because CFC's stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTE B – CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $167,477,000 at December 31, 2003 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE C – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003 consist of the following:

	Receivable	Payable
	(Dollars in thousands)	
Receivables from clearing organizations	$ 81,467	$ -
Securities failed to deliver / receive	663,250	684,704
Unsettled trades, net	12,076	-
Fair value of unsettled MBS forwards	173,382	227,092
Payables to clearing organizations	-	558
Other	14,084	706
	$ 944,259	$ 913,060

NOTE C – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS - Continued

Securities failed to deliver and failed to receive represent the contract value of securities that have not been delivered or received by the settlement date of the trade.

NOTE D – RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on transactions that have not settled as of the scheduled settlement date. Securities owned by customers are held as collateral for receivables, and this collateral is used in accordance with Federal Regulations.

NOTE E – TRADING SECURITIES OWNED, AND TRADING SECURITIES SOLD, NOT YET PURCHASED

Trading securities owned, at market value, including amounts pledged as collateral, and trading securities sold, not yet purchased, at market value, consist of the following at December 31, 2003:

	Owned	Sold, not yet purchased
	(Dollars in thousands)	
Mortgage pass-through certificates	$ 8,999,953	$ 3,989
Agency debt securities	243,790	147,310
Collateralized mortgage obligations	1,362,446	-
U.S. Treasury securities	192,174	1,318,339
Negotiable certificates of deposit	26,243	-
Other securities	99,774	6
	$ 10,924,380	$ 1,469,644

Collateral pledged including deposits is included in trading securities owned, and had a market value of $152,580,000 December 31, 2003.

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003

NOTE F - OTHER ASSETS

Amounts included in other assets as of December 31, 2003 consist of following:

	(Dollars in thousands)
Other accrued and purchased interest	$ 50,851
Cash surrender value of Company owned life insurance	21,681
Fixed assets, net of depreciation	7,161
Prepaid expenses	4,122
Other	3,838
	$ 87,653

The Company owned life insurance policies have been deposited to a trust created to fund certain executive deferred compensation plans. The cash surrender value of these policies may only be used to pay the obligations of the Company arising from those compensation plans. The assets are not available to meet the general obligations of the Company, except in the event of insolvency filing by CFC.

NOTE G - TRANSACTIONS WITH AFFILIATES

The Company reimburses affiliates, or is reimbursed by affiliates, for certain operating expenses. For the year ended December 31, 2003, these expenses consisted of the following:

Expenses paid to or reimbursed by an affiliate:

	(Dollars in thousands)
	$ (2,757)
Data processing	$ 2,170
Rent	$ 1,706
Employee benefit plans	$ 1,559
Group Insurance	$ 1,511
Management fees paid to an affiliate	$ 645
Management fees received from affiliates	$ (2,757)

In addition, the Company received fees from or compensated its affiliates for trading or brokered transactions. For the year ended December 31, 2003, these fee transactions consisted of the following:

	(Dollars in thousands)
Broker Fees	$ 252,428
Compensation for an arranger fee agreement	$ (1,541)

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003

NOTE G – TRANSACTIONS WITH AFFILIATES - Continued

The intercompany payable at December 31, 2003 amounted to $117,150,000. The interest expense on this payable was based upon a weighted average interest rate of 1.41% for the year. Net interest on the intercompany balance amounted to an expense of $3,486,000 for the year ended December 31, 2003. All such payments and reimbursements are charged or credited through the intercompany account.

Outstanding at December 31, 2003 with affiliates, at contractual amounts including accrued interest, were securities purchased under agreements to resell in the amount of $11,315,295,000 and agreements to repurchase in the amount of $200,006,000. During the year, the Company entered into interest rate swap transactions with an affiliate. As of December 31, 2003, these swap transactions have a notional amount of $56,735,000 and a fair market value of $78,000. In addition, during the year ended December 31, 2003, the Company purchased $233,496,211,000 and sold $111,303,628,000 of securities with an affiliate at prevailing market prices.

Refer to Note K for subordinated borrowings from an affiliate at December 31, 2003.

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined in the rule, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined in the rule. At December 31, 2003, the Company's net capital was $416,261,000 and net capital in excess of the minimum required was $389,425,000. The rule prohibits the Company from withdrawing equity capital or making distributions to its shareholder (the Parent) if resulting net capital would be less than five percent of aggregate debits arising from customer related receivables as computed in accordance with the rule.

NOTE I – EMPLOYEE BENEFIT PLANS

Eligible full-time employees of the Company are covered under CFC's defined benefit plans, including dental, medical, life insurance, dependent care and others. A portion of the employee benefit plan expense is allocated to the Company based on the Company's employees' participation in these plans. The Company's expense related to these plans was $1,511,000 for the year ended December 31, 2003.

Eligible full-time employees of the Company are also covered under CFC's defined benefit pension and tax deferred savings and investment plans. A portion of the benefit plan expense is allocated to the Company based upon the percentage of the Company's salary expense to the total salary expense of CFC and its subsidiaries and based on the Company's employees' participation in these plans. The Company's expense related to these plans was $1,559,000 for the year ended December 31, 2003. Because the Company participates in these plans with other subsidiaries of CFC, an analysis setting forth the funded status at December 31, 2003, cannot be separately determined for the Company.

NOTE J - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2003 have no material effect on the financial statements as of that date.

The Company is a defendant in various legal proceedings involving matters generally incidental to its business. Although it is difficult to predict the ultimate outcome of these proceedings, management believes, based on discussions with counsel, that any ultimate liability will not materially affect the financial position or results of operations of the Company.

NOTE K - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

All borrowings under subordination agreements are with affiliates. Subordinated notes outstanding as of December 31, 2003 consist of the following:

Subordinated note, 1.37000% due May 31, 2004	$ 102,619,000

The liabilities subordinated to claims of general creditors are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital (SEC Rule 15c3-1) and may be repaid only if, after giving effect to such repayment, the Company meets specified requirements of the SEC. Interest expense on the subordinated borrowings amounted to $1,781,000 for the year ended December 31, 2003. The Company has total lines of credit from affiliates subject to subordination agreements of $650,000,000. As of December 31, 2003, the Company has drawn $100,000,000 against these credit lines.

NOTE L - FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value or fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forward contracts of to-be-announced securities ("TBAs"), interest rate swaps, and options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include interest rate swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading gains and losses.

Fair values of TBAs, interest rate swaps and open equity in futures transactions are recorded as receivables and payables from brokers-dealers and clearing organizations

NOTE L – FINANCIAL INSTRUMENTS - Continued

The following table summarizes the notional amounts of these derivative contracts, and fair values (carrying amounts) of the related assets and liabilities at December 31, 2003.

Included in receivables and payables from broker-dealers and clearing organizations as of December 31, 2003:

(Dollars in Thousands)	Notional Amount	Fair Value Receivables	Fair Value (Payables)
Sale of TBAs	$ 58,344,638	$ (36,758)	$ (264,208)
Purchase of TBAs	$ 48,728,814	$ 210,140	$ 37,116
Futures contracts	$ 20,828,000	$ (10,761)	$ 0
Interest rate swaps	$ 56,735	$ 97	$ (19)

NOTE M – FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except repurchase and reverse repurchase agreements and subordinated borrowings. The estimated fair values of these financial instruments at December 31, 2003, are as follows:

	Assets (Liabilities)	
(Dollars in Thousands)	Carrying Amount	Fair Value
Repurchase agreements	$ (29,705,679)	$ (29,704,589)
Reverse repurchase agreements	$ 21,303,495	$ 21,283,986
Subordinated borrowings	$ (102,619)	$ (102,619)

Factors taken into consideration include length to maturity, interest rate and type of collateral. The fair value estimates of the Company's subordinated borrowings are based on current rates offered to the Company for debt with substantially the same characteristics and maturities.

NOTE N – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, exchange-traded and over-the-counter options, delayed deliveries, TBAs, securities purchased and securities sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

Futures, forwards, options, TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Interest rate swaps involve the exchange of payments based on a fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest.

In addition, the Company has sold securities that it does not currently own and therefore will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003 at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

NOTE O – CREDIT RISK

The Company is engaged in various trading activities with counterparties, primarily broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of nonperformance depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has established credit policies applicable to making commitments involving financial instruments. Such policies include credit reviews, approvals, limits and monitoring procedures. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's estimated amounted of counterparty credit exposure as of December 31, 2003 was $77,094,000.

NOTE P – SUBSEQUENT EVENT

On January 15, 2004, the Company became an authorized counterparty (primary dealer) with the Federal Reserve Bank of New York in the performance of its open market operations.

SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Countrywide Securities Corporation

We have audited the accompanying financial statements of Countrywide Securities Corporation as of and for the year ended December 31, 2003, and have issued our report thereon dated February 6, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Countrywide Securities Corporation, which are presented in the preceding section of this report. The supplementary information contained in Schedules I, II, and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Los Angeles, California
February 6, 2004

;uite 300
000 Wilshire Blvd.
os Angeles, CA 90017-2464
213.627.1717
213.624.6793
www.grantthornton.com

:rant Thornton LLP

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

December 31, 2003

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

(Dollars in thousands)

AGGREGATE DEBITS		
Total aggregate debits from the reserve formula		$ 177,557
NET CAPITAL		
Stockholder's equity		$ 620,347
Add: Allowable liabilities subordinated to claims of general creditors		100,000
Total capital and allowable subordinated liabilities		720,347
Deductions and/or charges		
A. (1) Nonallowable assets		
Receivables from brokers and dealers	$ 1,587	
Receivables from customers	13,620	
Furniture, equipment and leasehold improvements, net	7,161	
Other nonallowable assets	27,212	
	49,580	
(2) Additional charges on customers' securities accounts	5,434	
B. Aged fails to deliver		
Number of items – 1,175	34,383	
C. Other deductions and/or charges	40,614	(130,011)
Net capital before haircuts on security positions		590,336
Haircuts on securities (computed pursuant to rule 15c3-1(c)(2)(vi))		
Trading and investment securities		
1. Contractual commitments	33,617	
2. Bankers acceptances, CDs and commercial paper	734	
3. U.S. and Canadian government obligations	94,795	
4. Corporate obligations	31,411	
5. Other securities	10,072	
6. Undue concentration	3,446	174,075
NET CAPITAL		$ 416,261
NET CAPITAL REQUIREMENTS/PERCENTAGE		
Minimum net capital requirement (2% aggregate debit items)		$ 3,551
Excess reverse repurchase capital requirement		$ 23,285
Net capital requirement (minimum requirement)		$ 26,836
Excess net capital		$ 389,425
Excess net capital greater than 5% of aggregate debits, including excess reverse repurchase requirement		$ 384,098
Percentage: Net capital to aggregate debit items		234%

There are no material differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 for the period ending December 31, 2003.

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

December 31, 2003

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

(Dollars in thousands)

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 142,388
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	106,160
Credit balances in firm accounts which are attributable to principal sales to customers	11,170
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 7 business days	-
Market value of short security count differences over 7 business days	-
Market value of short securities and credits in all suspense accounts over 7 business days	1,878
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer	-
Total credits	$ 261,596
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$ 69,251
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	108,306
Margin required and on deposit with the Options Clearing Corporation	-
Aggregate Debit Items	177,557
less 3% (for alternative method only)	(5,327)
Total 15c3-3 Debits	$ 172,230
Excess of total credits over total debits	$ 89,366
Amount held on deposit in "reserve" bank account including value of qualified securities at end of reporting period	$ 167,477
Allowable withdrawal	$ 54,000

There are no material differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 for the period ending December 31, 2003.

Countrywide Securities Corporation
(A wholly owned subsidiary of
Countrywide Capital Markets, Inc.)

December 31, 2003

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Market valuation and number of items for:

		Value	Number
1.	Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ -	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -	-

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION